December 10, 2013

Jennifer Thompson, Accounting Branch Chief
Sondra Snyder, Staff Attorney
Andrew Blume, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:                             Lentuo International Inc.

Form 20-F for Fiscal Year Ended December 31, 2012

File No. 001-34987

Dear Ms. Thompson, Ms. Snyder and Mr. Blume:

I refer to your letter to Mr. Hetong Guo, dated September 27, 2013, relating to Lentuo International Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2013 (the “2012 20-F”).

Due to miscommunication and some technical errors on our part, we only received the letter from the Commission on December 5, 2013.  We are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised, some of which may take an extended period of time as we must consult with our outside auditors.  Therefore, we respectfully request an extension of the deadline to December 31, 2013 to respond to your letter.

Please do not hesitate to contact me (telephone: +86.10.8735.8388; mobile: +86.13910291120; fax: +86.10.8736.9868; e-mail: luojiangyu@lentuo.net) or our attorney Alan Seem (telephone: +1.650.838.3753; mobile: +1.650.391.3709; e-mail: alan.seem@shearman.com) if you have additional questions or require additional information.

Very truly yours,

/s/ Jiangyu Luo
Name:	Jiangyu Luo
Title:	Acting Chief Financial Office